04 MAR 30 AM 7:21

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

04010950

F/DI: 282/24.3.04

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of our Annual Accounts for the period 1.1.2003 – 31.12.2003 based on Greek General Accepted Accounting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dly 3/30

Enclosure

- Annual Accounts (Greek GAAP)

PPC GROUP OF COMPANIES

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2003 (2nd fiscal year) REG. No 47829/06/B/00/2

(Amounts in Euro)

ASSETS

ASSETS	DECEMBER 31, 2003 Cost	DECEMBER 31, 2003 Accumulated Depreciation	DECEMBER 31, 2003 Net Book Value	DECEMBER 31, 2002 Cost	DECEMBER 31, 2002 Accumulated Depreciation	DECEMBER 31, 2002 Net Book Value
B. INSTALLATION COSTS						
1. Formation and set -up expenses	0,00	0,00	0,00	66.221,33	26.488,53	39.732,80
4. Other installation costs	36.263.883,50	25.007.828,18	11.256.055,32	23.021.463,69	20.621.645,75	2.399.817,94
	36.263.883,50	25.007.828,18	11.256.055,32	23.087.685,02	20.648.134,28	2.439.550,74
C. FIXED ASSETS						
I. Intangible assets						
4. Mines' pre-operational development expenses	192.085.785,83	126.262.209,79	65.823.576,04	184.166.497,37	118.299.690,67	65.866.806,70
II. Tangible assets						
1. Land	339.036.738,10	0,00	339.036.738,10	336.903.299,74	0,00	336.903.299,74
2. Mines	233.461.059,12	87.081.717,31	146.379.341,81	205.389.846,62	82.774.680,41	122.615.166,21
3. Buildings and technical works	3.072.190.401,11	1.487.712.183,90	1.584.478.217,21	2.930.275.636,47	1.386.740.751,18	1.543.534.885,29
4. Machinery and equipment	11.925.303.725,22	5.811.805.947,69	6.113.497.777,53	11.126.341.134,99	5.327.153.893,97	5.799.187.241,02
5. Transportation means	143.701.257,77	133.028.244,03	10.673.013,74	140.482.885,16	126.145.226,07	14.337.659,09
6. Furniture and fixtures	351.127.703,84	281.189.333,87	69.938.369,97	325.055.965,63	254.207.245,43	70.848.720,20
7. Construction in progress	793.015.202,79	0,00	793.015.202,79	1.190.559.269,22	0,00	1.190.559.269,22
	16.857.836.087,95	7.800.817.426,80	9.057.018.661,15	16.255.008.037,83	7.177.021.797,06	9.077.986.240,77
Total tangible and intangible assets (CI+CII)	17.049.921.873,78	7.927.079.636,59	9.122.842.237,19	16.439.174.535,20	7.295.321.487,73	9.143.853.047,47
III. Investments in subsidiaries and other long term assets						
1. Investments in associated companies			104.249.820,10			76.026.768,66
Less: Installements due to subsidiaries		12.942.484,06			0,00	
Provision for investment devaluation		82.168.792,22	95.111.276,28		46.787.439,48	46.787.439,48
7. Other long term assets			0,00			9.621,12
			9.138.543,82			29.248.950,30
Total fixed assets (CI+CII+CIII)			9.131.980.781,01			9.173.101.997,77
D. CURRENT ASSETS						
I. Inventory						
4. Raw materials-Consumables- Spare parts		592.202.304,72			594.286.354,31	
Less: Provisions for slow moving materials and spare parts		139.075.058,94	453.127.245,78		131.352.997,54	462.933.356,77
5. Inventory advances			85.597.036,10			100.608.332,29
			538.724.281,88			563.541.689,06
II. Accounts Receivable						
1. Trade debtors		469.442.079,55			465.549.874,77	
Less: Provisions for doubtful debtors		109.557.222,89	359.884.856,66		105.964.926,88	359.584.947,89
7. Receivables from management			500,00			500,00
10. Doubtful - disputed customers and debtors			14.540.450,22			14.452.099,70
11. Various debtors		223.235.856,85			191.303.241,79	
Less: Provisions		64.270.934,82	158.964.922,03		42.099.870,88	149.203.370,91
12. Advances and prepayments			6.271.187,83			5.854.391,06
			539.661.916,74			529.095.309,56
III. Securities						
1. Marketable and other securities		10.799.652,89			10.799.652,89	
3. Other securities		0,00			2.900.000,00	
Less: Provision for devaluation of securities		1.472.417,74	9.327.235,15		1.705.605,74	11.994.047,15
			9.327.235,15			11.994.047,15
IV. Cash at banks and in hand						
1. Cash in hand			1.444.375,13			2.659.255,55
3. Sight and time deposits			26.049.568,14			22.848.230,65
			27.493.943,27			25.507.486,20
Total current assets (DI+DII+DIII+DIV)			1.115.207.377,04			1.130.138.531,97
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepayments			2.214.598,63			61.062,55
2. Deferred charges			237.267.470,41			241.358.479,03
			239.482.069,04			241.419.541,58
TOTAL ASSETS (B+C+D+E)			10.497.926.282,41			10.547.099.622,06
DEBIT MEMO ACCOUNTS						
2. Debit accounts of guarantees			272.710.697,60			614.673.639,73
4. Other debit memo accounts			494.366.251,54			1.597.609.114,12
			767.076.949,14			2.212.282.753,85

LIABILITIES & SHAREHOLDERS' EQUITY

LIABILITIES & SHAREHOLDERS' EQUITY	DECEMBER 31, 2003	DECEMBER 31, 2003	DECEMBER 31, 2002	DECEMBER 31, 2002
A. EQUITY				
I. Share capital (232.000.000 common registered shares par value EURO 4,60 each)				
1. Paid - up		1.067.200.000,00		1.067.200.000,00
II. Share premium		115.754.169,07		115.754.169,07
III. Revaluation reserves and investment grants				
1. Securities revaluation surplus		790.650,33		790.650,33
2. Other tangible assets revaluation surplus		337.856,83		337.856,83
3. Grants for fixed assets aquisition		1.272.829.427,08		1.196.653.016,99
		1.273.957.934,24		1.197.781.524,15
IV. Reserves				
1. Legal reserve		21.116.376,76		11.126.994,17
3. Special reserves		315.121.257,90		315.121.250,02
5. Tax free reserves		211.562.125,77		206.031.696,79
5a. Special reserve Law 2941/2001		1.426.731.432,51		1.424.378.479,51
		1.974.531.192,94		1.956.658.420,49
V. Retained earnings				
Profit for the year	28.218.392,13		6.851.711,88	
Prior years' results	0,00	28.218.392,13	(1.251.606,05)	5.600.105,83
Total shareholders' equity (AI+AII+AIII+AIV+AV)		4.459.661.688,38		4.342.994.219,54
B. PROVISIONS FOR RISKS				
2. Other provisions		603.202.236,53		588.320.736,26
C. LIABILITIES				
I. Long Term Liabilities				
1. Bonds payable		1.200.000.000,00		1.375.595.345,69
2. Bank loans		1.918.797.251,99		2.001.938.571,44
8. Other long term liabilities		357.564.365,78		344.434.262,63
		3.476.361.617,77		3.721.968.179,76
II. Short term liabilities				
1. Suppliers		202.065.530,70		138.718.838,51
2. Bills and promissory notes payable	485.119,98		636.905,20	
Less: Prepaid interest	127.306,94	357.813,04	244.596,75	392.308,45
2a. Postdated cheques payable		2.476,00		0,00
3. Bank overdrafts		57.100.000,00		103.400.000,00
5. Taxes and duties payable		236.124.938,89		263.978.648,17
6. Social security payable		70.271.863,82		68.805.427,87
7. Current portion of long term debt		767.714.449,65		749.205.543,61
10. Dividends payable		162.678.659,47		116.099.463,60
11. Various creditors		375.229.797,26		344.510.835,27
		1.871.545.528,83		1.785.111.065,48
Total liabilities (CI+CII)		5.347.907.146,60		5.507.079.245,24
D. ACCRUALS AND DEFERRED INCOME				
1. Deferred income		125.021,85		194.141,65
2. Accrued expenses		59.330.690,48		56.648.033,46
3. Other accruals		27.699.498,57		51.863.245,91
		87.155.210,90		108.705.421,02
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (A+B+C+D)		10.497.926.282,41		10.547.099.622,06
CREDIT MEMO ACCOUNTS				
2. Credit balances of guarantees		272.710.697,60		614.673.639,73
4. Other credit memo accounts		494.366.251,54		1.597.609.114,12
		767.076.949,14		2.212.282.753,85

NOTES:

1. The December 31, 2003 consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries (a) PPC RHODOS S.A. (formerly COGEN HELLAS S.A.), (b) PPC Renewables Holding S.A., (c) PPC Telecommunications Services S.A. and (d) PPC KRITI S.A.
2. Under Law 2773/1999, the Parent Company was transformed, effective January 1, 2001, into a Societe Anonyme. Its first fiscal year commenced on January 1st 2001 and ended on December 31, 2002.
3. Depreciation and amortization expense for the year ended on December 31, 2003 was calculated by applying the rates provided in the Presidential Decree 299/2003. The additional depreciation and amortization expense resulting from the application of the rates of the Presidential Decree mentioned above, amounts to approximately Euro 70 million.
4. The final clearance and reconciliation of the balances included in PPC'S financial statements with the PPC Personnel Insurance Organization (PPC – PIO) with the Parent Company, has not yet been finalized.
5. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 921 million at December 31, 2003, ~~representing the net book value of customers' contributions in the construction cost of the Parent Company's~~ networks, is included in Equity under "Subsidies for fixed assets acquisitions".
6. There are no mortgages on the Parent Company's fixed assets.
7. Certain reclassifications were made on the 2002 consolidated financial statements to conform to the presentation of the current period consolidated financial statements, without affecting net income before tax.

CONSOLIDATED STATEMENT OF INCOME
2ND ACCOUNTING PERIOD 1/1/2003 - 12/31/2003

(Amounts in Euro)

	1/1/2003 - 12/31/2003			1/1/2001 - 12/31/2002 (24 MONTHS PERIOD)		
I. Statement of Income						
Sales			3.882.180.544,78			6.497.030.282,30
Less: Cost of sales			3.102.305.733,39			5.174.159.115,39
Gross operating results			779.874.811,39			1.322.871.166,91
Plus: 1. Other operating income			112.306.125,79			197.749.416,34
Total			892.180.937,18			1.520.620.583,25
LESS: 1. Administrative expenses		157.666.064,78			267.903.549,08	
2. Research and development costs		28.145.979,40			50.044.135,63	
3. Selling expenses		195.043.882,93	380.855.927,11		340.392.523,70	658.340.208,41
			511.325.010,07			862.280.374,84
PLUS (or less):						
2. Income from securities	534.818,00			1.608.000,30		
4. Interest and related income	16.400.915,62	16.935.733,62		35.675.383,72	37.283.384,02	
Less:						
1. Devaluation of securities	35.381.947,64			1.705.605,74		
2. Losses from investments and securities	0,00			47,54		
3. Interest and related charges	174.453.513,89	209.835.461,53	(192.899.727,91)	477.315.283,33	479.020.936,61	(441.737.552,59)
Total operating profit			318.425.282,16			420.542.822,25
II. PLUS (or less): Extraordinary items						
1. Extraordinary income	103.402.789,86			193.255.889,81		
2. Extraordinary profit	77.164,05			7.852.038,02		
3. Prior year income	6.642.576,71			11.102.071,24		
4. Unused provisions	19.100.844,00	129.223.374,62		0,00	212.209.999,07	
Less:						
1. Extraordinary expenses	31.943.561,85			93.805.719,24		
2. Extraordinary losses	6.676.802,89			18.141.070,96		
3. Prior year expenses	12.186.682,42			17.400.285,68		
4. Provisions for risks	36.164.000,00	86.971.047,16	42.252.327,46	76.390.664,59	205.737.740,47	6.472.258,60
Net income after extraordinary results			360.677.609,62			427.015.080,85
LESS:						
Total Depreciation		714.531.420,73			1.238.626.941,06	
Less : Depreciation included in operating cost		714.531.420,73	0,00		1.229.552.173,81	9.074.767,25
NET INCOME BEFORE TAX			360.677.609,62			417.940.313,60

Athens, March 23, 2004

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. B. PAPOULIAS	**ST. NEZIS**	**EL. EXAKOUSTIDIS**
ID.C.N. Ξ 092194	ID.C.N. Ξ 305492	ID.C.N. T 157094

REPORT OF CERTIFIED AUDITOR ACCOUNTANT
(Free translation of the Greek original)
To the Shareholders of
PUBLIC POWER CORPORATION S.A. and its Subsidiaries

We have audited, as required by article 108 of Corporate Law 2190/1920 "regarding Societes Anonymes" the second consolidated balance sheet, the consolidated income statement and the related notes of PUBLIC POWER CORPORATION S.A. (the "Parent Company") and its subsidiaries for the year ended 31st December 2003. We performed the procedures we considered necessary for the purpose of our audit, in accordance with the auditing standards followed by the Institute of Certified Public Accountants in Greece and we verified that the information contained in the Board of Directors consolidated report agrees with the above financial statements. We did not perform any audit on the financial statements of the subsidiaries (PPC Telecommunications S.A., PPC Rhodes S.A. and PPC Renewables S.A.) included in the consolidation representing less than 0,5% of the consolidated assets and turnover. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based on the report of the other auditors. From our audit we noted that the Parent company has been audited by the Tax Authorities until December 31, 2000 while, the Tax Authorities have not audited its subsidiaries since their inception. Accordingly, the tax position of the companies included in the consolidation, for the periods not audited by the tax authorities, remains provisional. In our opinion, subject to the matter discussed in the preceding paragraph, these consolidated financial statements have been prepared in accordance with the provisions of Corporate Law 2190/1920 and present in all material respects, the financial position and the results of operations of all the companies included in the consolidation dated 31st December 2003, in conformity with prevailing regulations and accounting principles generally accepted in Greece and applied on a consistent basis by the Parent Company.

Athens, 23rd March 2004
The Certified Auditor Accountant

Dimitris Constantinou
ICAA No 16201
ERNST & YOUNG (HELLAS)
CERTIFIED AUDITORS ACCOUNTANTS S.A.

PUBLIC POWER CORPORATION S.A.

BALANCE SHEET AS AT DECEMBER 31, 2003 - (2nd FISCAL YEAR) REG. No 47829/06/B/00/2

(Amounts In Euro)

ASSETS	DECEMBER 31, 2003 Cost	DECEMBER 31, 2003 Accumulated Depreciation	DECEMBER 31, 2003 Net book value	DECEMBER 31, 2002 Cost	DECEMBER 31, 2002 Accumulated Depreciation	DECEMBER 31, 2002 Net book value
B. INSTALLATION COSTS						
4. Other installation costs	36.263.883,50	25.007.828,18	11.256.055,32	22.774.952,64	20.555.994,72	2.218.957,92
C. FIXED ASSETS						
I. Intangible Assets						
4. Mines' pre-operational development expenses	192.085.785,83	126.262.209,79	65.823.576,04	184.166.497,37	118.299.690,67	65.866.806,70
II. Tangible assets						
1. Land	339.036.738,10	0,00	339.036.738,10	336.903.299,74	0,00	336.903.299,74
2. Mines	233.461.059,12	87.081.717,31	146.379.341,81	205.389.846,62	82.774.680,41	122.615.166,21
3. Buildings and technical works	3.072.184.366,63	1.487.710.887,69	1.584.473.478,94	2.930.259.789,52	1.386.738.105,69	1.543.521.683,83
4. Machinery and equipment	11.925.303.725,22	5.811.805.947,69	6.113.497.777,53	11.126.341.134,99	5.327.153.893,97	5.799.187.241,02
5. Transportation means	143.701.257,77	133.028.244,03	10.673.013,74	140.482.885,16	126.145.226,07	14.337.659,09
6. Furniture and fixtures	351.053.970,38	281.125.805,55	69.928.164,83	324.977.199,76	254.151.031,08	70.826.168,68
7. Construction in progress	793.015.202,79	0,00	793.015.202,79	1.190.559.269,22	0,00	1.190.559.269,22
	16.857.756.320,01	7.800.752.602,27	9.057.003.717,74	16.254.913.425,01	7.176.962.937,22	9.077.950.487,79
Total tangible and intangible assets (CI+CII)	17.049.842.105,84	7.927.014.812,06	9.122.827.293,78	16.439.079.922,38	7.295.262.627,89	9.143.817.294,49
III. Investment in subsidiaries and other long term assets						
1. Investment in subsidiaries and associated companies			110.330.512,09			91.974.891,08
Less: Installments due to subsidiaries		13.000.005,00			9.067.356,16	
Provision for investment devaluation		85.481.014,41	98.481.019,41		49.480.264,41	58.547.620,57
			11.849.492,68			33.427.270,51
Total fixed assets (CI+CII+CIII)			9.134.676.786,46			9.177.244.565,00
D. CURRENT ASSETS						
I. Inventory						
4. Raw materials-Consumables- Spare parts		592.202.304,72			594.286.354,31	
Less: Provisions for slow moving materials and spare parts		139.075.058,94	453.127.245,78		131.352.997,54	462.933.356,77
5. Inventory advances			85.597.036,10			100.608.332,29
			538.724.281,88			563.541.689,06
II. Accounts Receivable						
1. Trade debtors		469.440.612,55			465.549.874,77	
Less: Provisions for doubtful debtors		109.557.222,89	359.883.389,66		105.964.926,88	359.584.947,89
10. Doubtful - disputed customers and debtors			14.540.450,22			14.452.099,70
11. Various debtors		223.607.293,97			191.190.054,99	
Less: Provisions		64.270.934,82	159.336.359,15		42.099.870,88	149.090.184,11
12. Advances and prepayments			6.271.187,83			5.854.391,06
			540.031.386,86			528.981.622,76
III. Securities						
1. Marketable and other securities		10.799.652,89			10.799.652,89	
Less: Provision for devaluation of securities		1.472.417,74	9.327.235,15		1.705.605,74	9.094.047,15
			9.327.235,15			9.094.047,15
IV. Cash at banks and in hand						
1. Cash in hand			1.442.194,31			2.658.911,11
3. Sight and time deposits			22.947.156,80			21.231.302,98
			24.389.351,11			23.890.214,09
Total current assets (DI+DII+DIII+DIV)			1.112.472.255,00			1.125.507.573,06
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepayments			2.214.598,63			61.014,31
2. Deferred charges			237.267.470,41			241.358.479,03
			239.482.069,04			241.419.493,34
TOTAL ASSETS (B+C+D+E)			10.497.887.165,82			10.546.390.589,32
DEBIT MEMO ACCOUNTS						
2. Debit accounts of guarantees			272.560.697,60			614.523.639,73
4. Other debit memo accounts			494.366.251,54			1.597.609.114,12
			766.926.949,14			2.212.132.753,85

LIABILITIES & SHAREHOLDERS' EQUITY		DECEMBER 31, 2003		DECEMBER 31, 2002
A. EQUITY				
I. Share capital (232.000.000 common registered shares par value EURO 4,60 each)				
1. Paid - up		1.067.200.000,00		1.067.200.000,00
II. Share premium		115.754.169,07		115.754.169,07
III. Revaluation reserves and investment grants				
1. Securities revaluation surplus		790.650,33		790.650,33
2. Other tangible assets revaluation surplus		337.856,83		337.856,83
3. Grants for fixed assets aquisition		1.272.829.427,08		1.196.653.016,99
		1.273.957.934,24		1.197.781.524,15
IV. Reserves				
1. Legal reserve		21.116.376,76		11.126.994,17
3. Special reserves		315.121.250,02		315.121.250,02
5. Tax free reserves		211.562.125,77		206.031.696,79
5a. Special reserve Law 2941/2001		1.426.731.432,51		1.424.378.479,51
		1.974.531.185,06		1.956.658.420,49
V. Retained earnings				
Profit for the year		28.218.392,13		5.600.692,85
Total shareholders' equity (AI+AII+AIII+AIV+AV)		4.459.661.680,50		4.342.994.806,56
B. PROVISIONS FOR RISKS				
2. Other provisions		603.202.236,53		588.320.736,26
C. LIABILITIES				
I. Long Term Liabilities				
1. Bonds payable		1.200.000.000,00		1.375.595.345,69
2. Bank loans		1.918.797.251,99		2.001.938.571,44
8. Other long term liabilities		357.564.365,78		344.434.262,63
		3.476.361.617,77		3.721.968.179,76
II. Short term liabilities				
1. Suppliers		202.063.656,30		138.139.211,84
2. Bills and promissory notes payable	485.119,98		633.401,20	
Less: Prepaid interest	127.306,94	357.813,04	244.596,75	388.804,45
3. Bank overdrafts		57.100.000,00		103.400.000,00
5. Taxes and duties payable		236.103.100,15		263.970.123,04
6. Social security payable		70.270.838,62		68.804.446,67
7. Current portion of long term debt		767.714.449,65		749.205.543,61
10. Dividends payable		162.678.659,47		116.099.463,60
11. Various creditors		375.220.704,13		344.395.212,68
		1.871.509.221,36		1.784.402.805,89
Total Liabilities (CI+CII)		5.347.870.839,13		5.506.370.985,65
D. ACCRUALS AND DEFERRED INCOME				
1. Deferred income		125.021,85		194.141,65
2. Accrued expenses		59.327.889,24		56.646.673,29
3. Other accruals		27.699.498,57		51.863.245,91
		87.152.409,66		108.704.060,85
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (A+B+C+D)		10.497.887.165,82		10.546.390.589,32
CREDIT MEMO ACCOUNTS				
2. Credit balances of guarantees		272.560.697,60		614.523.639,73
4. Other credit memo accounts		494.366.251,54		1.597.609.114,12
		766.926.949,14		2.212.132.753,85

NOTES:

1. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a Societe Anonyme. Its first fiscal year commenced on January 1st 2001 and ended on December 31, 2002.
2. Depreciation and amortization expense for the year ended on December 31, 2003 was calculated by applying the rates provided in the Presidential Decree 299/2003. The additional depreciation and amortization expense resulting from the application of the rates of the Presidential Decree mentioned above, amounts to approximately Euro 70 million.
3. The final clearance and reconciliation of the balances included in PPC' S financial statements with the PPC Personnel Insurance Organization (PPC – PIO), has not yet been finalized.
4. There are no mortgages on the Company's fixed assets.
5. In accordance with a decision of the National Accounting Council, which equates "Customers Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately 921 million at December 31, 2003, representing the net book value of customers' contributions in the construction cost of the Company's networks is included in Equity under "Subsidies for fixed assets acquisitions".
6. Certain reclassifications were made on the 2002 financial statements to conform to the presentation of the current period financial statements, without affecting net income before tax.
7. The main activity of the Company, in accordance with the STAKOD classification Code 03, is classified under activity code No 401 "Generation and distribution of electricity".

STATEMENT OF INCOME
2ND FISCAL YEAR 1/1/2003 - 12/31/2003

(Amounts In Euro)

	1/1/2003 - 12/31/2003			1/1/2001 - 12/31/2002 (24 MONTHS PERIOD)		
I. Statement of Income						
Sales			3.882.180.544,78			6.497.030.282,30
Less: Cost of sales			3.102.305.733,39			5.174.159.115,39
Gross operating results			779.874.811,39			1.322.871.166,91
Plus: 1. Other operating income			112.500.670,36			197.749.416,34
Total			892.375.481,75			1.520.620.583,25
LESS: 1. Administrative expenses		156.830.484,72			266.427.530,05	
2. Research and development costs		28.145.978,82			50.044.135,63	
3. Selling expenses		195.043.882,93	380.020.346,47		340.392.523,70	656.864.189,38
			512.355.135,28			863.756.393,87
PLUS (or less):						
2. Income from securities	534.818,00			1.550.321,50		
4. Interest and related income	16.342.523,98	16.877.341,98		35.664.396,49	37.214.717,99	
Less:						
1. Devaluation of investments and securities	36.000.750,00			4.398.430,67		
2. Losses from investments and securities	0,00			47,54		
3. Interest and related charges	174.408.884,02	210.409.634,02	(193.532.292,04)	477.285.567,14	481.684.045,35	(444.469.327,36)
Total operating profit			318.822.843,24			419.287.066,51
II. PLUS (or less): Extraordinary Items						
1. Extraordinary income	103.402.720,71			193.255.882,73		
2. Extraordinary profit	76.678,34			7.852.038,02		
3. Prior year income	6.227.900,38			11.102.071,24		
4. Unused provisions	19.100.844,00	128.808.143,43		0,00	212.209.991,99	
Less:						
1. Extraordinary expenses	31.943.469,32			93.800.975,45		
2. Extraordinary losses	6.676.548,07			18.141.070,96		
3. Prior year expenses	12.169.359,66			17.400.285,68		
4. Provisions for risks	36.164.000,00	86.953.377,05	41.854.766,38	76.390.664,59	205.732.996,68	6.476.995,31
Net income after extraordinary results			360.677.609,62			425.764.061,82
LESS:						
Total Depreciation		714.400.969,89			1.238.547.256,00	
Less: Depreciation included in operating cost		714.400.969,89	0,00		1.229.472.488,75	9.074.767,25
NET INCOME BEFORE TAX			360.677.609,62			416.689.294,57

TABLE OF DESTRIBUTION OF PROFITS

(Amounts in Euro)

	1/1/2003-12/31/2003	1/1/2001-12/31/2002 (24 MONTHS PERIOD)
Net income before tax	360.677.609,62	416.689.294,57
(+) Profits brought forward	6.350.551,81	0,00
Total	367.028.161,43	416.689.294,57
LESS: 1. Income tax	160.889.957,73	194.149.411,21
Profits from distribution	206.138.203,70	222.539.883,36
Distribution of profits:		
1. Legal reserve	9.989.382,59	11.126.994,17
2. Dividends	162.400.000,00	204.160.000,00
6a. Tax free reserves	5.530.428,98	1.652.196,34
8. Profits carried forward	28.218.392,13	5.600.692,85
	206.138.203,70	222.539.883,36

Athens, March 23, 2004

THE CHAIRMAN OF THE BOARD
D. B. PAPOULIAS
ID.C.N. Ξ 092194

THE MANAGING DIRECTOR
ST. NEZIS
ID.C.N. Ξ 305492

THE CHIEF ACCOUNTANT
EL. EXAKOUSTIDIS
ID.C.N. T 157094

REPORT OF CERTIFIED AUDITOR ACCOUNTANT
(Free translation of the Greek original)
To the Shareholders of
PUBLIC POWER CORPORATION S.A.

We have audited the above financial statements and the related notes of PUBLIC POWER CORPORATION S.A. (the "Company") for the year ended 31st December 2003. Our audit was conducted in accordance with article 37 of Corporate Law 2190/1920, "regarding Societes Anonymes", and the audit procedures we considered necessary, in accordance with the auditing standards followed by the Institute of Certified Public Accountants in Greece. We were provided with the accounting records maintained by the Company, the information and explanations requested by us, as well as the results of operations of the Company's branches. The Company correctly applied the Greek General Chart of Accounts. There was no change in the valuation methods applied as compared with those of the previous year and the cost of production, which results from the Company's accounting records, was determined using the generally accepted costing principles. We verified that the information contained in the Board of Directors report addressed to the Shareholders' Ordinary General Assembly agrees with the accompanying financial statements. The notes to the financial statements include the information, which is required by article 43a paragraph 1 of Corporate Law 2190/1920. From our audit we noted that the Company has been audited by the Tax Authorities until December 31, 2000 and, as a result, its tax position, for the period from January 1, 2001 to December 31, 2003, remains provisional. In our opinion, the above mentioned financial statements, which result from the Company's accounting books and records, subject to the matter discussed in the preceding paragraph, present fairly in all material respects, together with the related notes, the financial position of Public Power Corporation S.A. as at 31st December 2003 and the results of its operations for the year then ended, in conformity with prevailing regulations and the accounting principles which have been generally accepted in Greece and applied on a consistent basis.

Athens, 23rd March 2004
The Certified Auditor Accountant

Dimitris Constantinou
ICAA No. 16201
ERNST & YOUNG (HELLAS)
CERTIFIED AUDITORS ACCOUNTANTS S.A.